EXHIBIT 23.10
Consent of Ernst & Young
We consent to the reference to our firm under the caption “Experts” in connection with Arabian Geophysical & Surveying Company Limited in the Registration Statement (on Forms F-4 and S-4) and related Prospectus of Compagnie Generale de Geophysique and its subsidiaries for the registration of up to $165 million aggregate principle amount of new 7 1/2% initial senior notes due 2015 in exchange for all outstanding unregistered 7 1/2% senior notes due 2015 issued on 3 February 2006 and to the incorporation by reference therein of our report dated 26 January 2006, with respect to the financial statements of Arabian Geophysical & Surveying Company Limited included in its Annual Report (on Form 20-F) of Compagnie Générale de Géophysique and its subsidiaries for the year ended 31 December 2005, filed with the Securities and Exchange Commission.
Al Khobar, Saudi Arabia
31 May 2006
Ernst & Young

/s/ Abdulaziz Saud Alshubaibi

Abdulaziz Saud Alshubaibi